Exhibit 3
Directors of
Schering International Holding GmbH

The following table sets forth the name, business address, citizenship and present principal occupation or employment of each of the directors of Schering International Holding GmbH. Unless otherwise indicated, the business address of each individual listed below is Schering AG, Müllerstraße 178, 13353 Berlin, Germany. Directors are indicated by an asterisk.

Name and Business Address	Citizenship	Present Principal Occupation or Employment
Dr. Jörg Spiekerkötter*	Federal Republic of Germany	Member, Executive Board, Schering AG.
Dr. Jutta Foerster*	Federal Republic of Germany	Head of Taxes, Schering AG.
Stefan Seeger*	Federal Republic of Germany	Head of Region Europe, Schering AG.
Dr. Klaus Menken*	Federal Republic of Germany	Head of Corporate Accounting, Schering AG.